

Joel Fontenot · 3rd

Chief Strategy and Financial Officer at vSpatial

Dallas, Texas · 500+ connections · **Contact info**

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 vSpatial
Southern Methodist
University - Cox...

Highlights

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Probono consulting and volunteering, Joining a nonprofit board.

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About

Early stage and growth venture capital.

Specialties: Information technology products, software and services

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1,365 followers

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Experience

 **Chief Strategy Officer and Board Member**
vSpatial · Full-time
Apr 2020 – Present · 3 mos
Dallas, Texas, United States

 **Managing General Partner**
Reditus Equity
Jun 2019 – Present · 1 yr 1 mo
Dallas Texas

Mentor, Advisor, Investor and Operator of early stage venture companies.

 **Board Member**
Garland Insulating
Jan 2017 – Present · 3 yrs 6 mos
Dallas/Fort Worth Area

 **Executive Chairman of the Board**
Koupon Media
Nov 2017 – May 2019 · 1 yr 7 mos
Dallas, Texas

Koupon Media dominates the mobile marketing offer market. Koupon's unique, secure loyalty and offer platform leads to increased revenue from more effective and efficient use of promotional spending. The Company is a great example of marketing technologies ability to transform business.

 **Board Member**
ENTOUCH
Apr 2017 – Jan 2019 · 1 yr 10 mos
Dallas/Fort Worth Area

 **Managing Partner**
Trailblazer Capital GP, LLC
Sep 2008 – Jan 2019 · 10 yrs 5 mos

Early stage venture and growth capital investing in technology, IT services, business products and services

 **Chairman of the Board**
Nitero, Inc.
2014 – Sep 2018 · 4 yrs
Austin, Texas

Nitero has created the fastest, lowest power WIGIG semiconductor technology in the world. Niter's technology will help change Augmented and Virtual Reality by enabling wireless use of headsets.

 **Member of the Advisory Board**
OrderMyGear
Jan 2017 – Feb 2018 · 1 yr 2 mos
Dallas/Fort Worth Area

 **President and Secretary**
Oculus360, Inc
Mar 2016 – Sep 2016 · 7 mos
Dallas, Texas

Oculus360 provides social understanding of consumer demand and the perceptions of brands and products through unaided and unstructured machine learning.

 **Director of Business Development**
Cisco
Jun 2006 – Sep 2008 · 2 yrs 4 mos

Major account strategies for Cisco Call Designer within Cisco Unified Call Manager

 **CEO and Founder**
Metreos, Inc.
2003 – 2006 · 3 yrs

Led formation, funding, and operations of first to market a call control and application development environment for voice over Internet protocol.

 **President and Founder**
Netrake Corporation
1999 – 2002 · 3 yrs

Founder of first company to build and launch a session border controller leveraging innovative circuit emulating processors.

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Education

 **Southern Methodist University - Cox School of Business**
MBA, Accounting and Finance
1987 – 1988

 **The University of Texas at Austin**
BA, Economics
1979 – 1983
Activities and Societies: Kappa Sigma, Tau Chapter

 **Jesuit College Prep**
1975 – 1979

Volunteer Experience

 **Donation Development/Capital Campaigns**
Cistercian Preparatory School
Sep 2006 – Jun 2012 • 5 yrs 10 mos

Led the 50th Anniversary Capital Campaign

 **Member of School Board**
Cistercian Preparatory School
Aug 2008 – Jun 2013 • 4 yrs 11 mos
Education

 **Board Member**
The Dallas Entrepreneur Center
2013 – Jun 2019 • 6 yrs
Economic Empowerment

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Skills & Endorsements

Venture Capital · 78

 Endorsed by **Chris Eckerman and 5 others** who are highly skilled at this

 Endorsed by **5 of Joel's colleagues at Koupon**

Start-ups · 76

 Endorsed by **Michael Gorton and 26 others** who are highly skilled at this

 Endorsed by **5 of Joel's colleagues at Koupon**

Entrepreneurship · 37

 Endorsed by **Alexander Muse and 9 others** who are highly skilled at this

 Endorsed by **3 of Joel's colleagues at Cisco**

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Recommendations

Received (0)   **Given (4)**

 **Patrick Boswell**
Data manager at Dell Medical School at the University of Texas at Austin
May 25, 2011, Patrick worked with Joel in the same group

I met Patrick through my appointment by the Governor of Texas to the Texas EMerging Technology Fund Advisory Committee. Patrick was a clear leader and one of the most capable people on the Governor's team working at the Emerging Technology... **See more**

 **Jon Aleshire, CCIM**
Office Tenant Rep-President at The Aleshire Company
March 3, 2011, Joel was a client of Jon's

Jon has helped us on multiple occasions to find the right space, right price and best fit. We are very happy with our long relationship and plan on using Jon well into the future for our commercial real estate needs.

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Interests

 **The University of Texas at ...**
509,785 followers

 **Koupon**
4,187 followers

 **Private Equity, M&A, and ...**
335,606 members

 **ENTOUCH**
1,434 followers

 **Garland Insulating**
274 followers

 **Trailblazer Capital, LLC**
143 followers

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